EXHIBIT 99.1

                      CRUSADE MANAGEMENT LIMITED (MANAGER)
                       OFFICER'S CERTIFICATE OF COMPLIANCE


     The undersigned officer of Crusade Management Limited, a company organized under the laws of New South Wales, Australia ("CML"), hereby certifies on behalf of CML and on his own behalf for purposes of the Crusade Global Trust No. 1 of 2001 Class A Mortgage Backed Floating Rate Notes (the "Notes"), as follows:

     1.    I am a duly appointed, qualified and acting Officer of CML,

     2.    I  am  duly   authorized  to  execute  and  deliver  this   Officer's
           Certificate on behalf of CML; and

     3. To the best of my knowledge, the Issuer Trustee has complied with all conditions and covenants under the Transaction Documents, for the Crusade Global Trust No. 1 of 2001 issue of Notes for the period between October 1, 2002 and the end of the Manager's fiscal year on September 30, 2003.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Note Trust Deed related to the above-referenced issue of Notes.

     IN WITNESS WHEREOF, I have signed my name as of March 24, 2004.



                                         /S/  G.M. Bartlett
                                      ------------------------------------------
                                      By:     G.M. Bartlett
                                      Title:  Director